Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 005-80961

In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs)) to be issued in exchange for Endesa ordinary shares held by U.S. persons and for Endesa ADSs held by holders wherever located. In addition, Gas Natural has filed a Statement on Schedule TO with the SEC in respect of the exchange offer. INVESTORS AND HOLDERS OF ENDESA SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement, the prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov. The prospectus and other transaction-related documents are being mailed to holders of Endesa securities eligible to participate in the U.S. offer and additional copies may be obtained for free from Georgeson Shareholder Communications, Inc., the information agent: 17 State Street, 10th Floor, New York, New York 10004, Toll Free (888) 206-0860, Banks and Brokers (212) 440-9800.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that will be mailed to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. Investors in ordinary shares of Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

*         *         *

Please note that the following is a translation of a Spanish communication issued by Gas Natural SDG, S.A.; in case of discrepancies, the Spanish version will prevail.

2

This is a translation of a Spanish language announcement

In case of discrepancies, the Spanish version will prevail.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF

SHAREHOLDERS OF GAS NATURAL SDG, S.A.

Extraordinary General Meeting of Shareholders of Gas Natural SDG, S.A.

The Board of Directors of Gas Natural SDG, S.A. has resolved to call an Extraordinary General Meeting of Shareholders of the Company, as indicated below:

Date, time and place:

Date: April 7, 2006, Friday – Time: 12:00 p.m. – Place: Barcelona, Auditorium of the Palau de Congressos de Catalunya, Avda. Diagonal, 661-671, on first call.

In the event that the General Shareholders’ Meeting cannot be held on first call, due to insufficient quorum for attendance as required by the Law and the Bylaws, it shall be held on second call on April 8, 2006, Saturday, at the same place and time, the cards issued for the first call to meeting being valid for the second call.

Agenda:

FIRST.- Increase of the capital stock for the face amount of 602,429,955 euros through the issuance of 602,429,955 new common shares, having a par value of one (1) euro each, with an issuance premium to be determined, pursuant to Article 159.1.c) in fine of the Law of Corporations (Ley de Sociedades Anónimas), by the Board of Directors, at the time the capital increase is executed. The equivalent value of the increase will be in-kind contributions consisting of the shares of Endesa, S.A., whose holders accept the Tender Offer (OPA) made by Gas Natural SDG, S.A. The increase will be implemented with the total elimination of the preferential subscription right and express allowance for the possibility of partial subscription.

SECOND.- Request to be made to the competent national and international agencies to admit the new shares to be traded on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, including the Stock Exchange Interconnection System (Continuous Market) and admit the shares of Gas Natural SDG, S.A. to be traded, by means of ADSs, on the New York Stock Exchange, in the manner required by each of such exchanges.

THIRD.- In accordance with Article 153.1.a) of the Law of Corporations (Ley de Sociedades Anónimas), delegation to the Board of Directors, having powers of substitution on its Executive Committee, of the powers necessary to determine the conditions of the increase in all aspects not provided by the General Shareholders’ Meeting, including, among other matters, the determination of the amount of the share premium, the final implementation of the capital increase as a result of the acceptances of the Tender Offer (OPA), the amendment of Article 5 and first paragraph of Article 6 of the bylaws to conform to the new share capital figure, as well as the issuance of any public and private documents that may be necessary to execute the resolution of the capital increase.

FOURTH.-	Ratification and appointment of director.

FIFTH.- Authorization to the Board of Directors to interpret, correct, supplement, execute and implement the resolutions adopted by the General Shareholders Meeting, as well as to substitute the powers it receives from the General Shareholders Meeting, and grant of powers for purposes of elevating such resolutions to a public instrument.

Right to Information:

As of this notice of meeting, the shareholders shall have the right to examine, at the corporate domicile (Avda. Portal de l´Àngel 22, Barcelona, Investor Relations Department), to go to the Company’s website (www.gasnatural.com), and to obtain or request the free mailing or delivery in printed form of, the following documents:

1.	Proposals of resolutions pertaining to each of the items on the Agenda of the General Shareholders’ Meeting.

2.	Company Management Report prepared with respect to the capital increase proposal, and for purposes of Articles 144 (on the resolution of capital increase), 155 (on equivalent value of the capital increase) and 159 (referring to the exclusion of the preferential subscription right) of the Law of Corporations (Ley de Sociedades Anónimas).

3.	Report of the independent expert appointed by the Commercial Registry of Barcelona with respect to the First Item on the Agenda of the General Shareholders’ Meeting, referring to the capital increase with in-kind consideration.

4.	Report of the independent auditor appointed by the Commercial Registry of Barcelona with respect to the First Item on the Agenda of the General Shareholders’ Meeting, referring to the exclusion of the preferential subscription right.

In accordance with Article 112 of the Law of Corporations (Ley de Sociedades Anónimas) and Article 7 of the Regulations of the General Shareholders’ Meeting, the shareholders, by written notice, prior to the General Shareholders’ Meeting, may request from the Directors reports or clarifications, or ask questions concerning the matters contained in the Agenda and on publicly accessible information that was provided by the Company to the Spanish Securities Exchange Commission (Comisión Nacional del Mercado de Valores) since the last General Shareholders’ Meeting (April 20, 2005).

In requests for information, the applicant must evidence his identity with a photocopy of his National Identity Card or passport, and, if a legal entity, with a document sufficiently evidencing the authority of its representative. The applicant must also prove his status as a shareholder or provide sufficient data (number of shares and depositary entity) so that they can be verified by the Company.

Right of Attendance:

Holders of at least 100 shares and holders, with less than 100 shares, as a group and who have designated a representative, which, at least five (5) days prior to the date of the first call to meeting, are registered in the record lists of the member entities of the Management Company of Registro, Compensación y Liquidación de Valores, S.A. (Securities Clearing and Settlement Systems) (IBERCLEAR), may attend the General Shareholders’ Meeting, and provide, through the member entity, the attendance card issued by the Company.

Attendance card registration will begin one hour prior to the time set forth for the start of the Meeting.

Proxy:

In accordance with Article 34 of the Bylaws of the Company and Article 8 of the Regulations of the General Shareholders’ Meeting, shareholders having the right of attendance may be represented at the General Shareholders’ Meeting by another person, who must be a shareholder, with equal attendance rights, by notifying the Company (Investor Relations Department) of the proxy at least three (3) days prior to the date scheduled for the General Shareholders’ Meeting to be held on first call. The proxy must always be conferred in writing and be specific to each Meeting, except as provided in Article 108 of the Law of Corporations (Ley de Sociedades Anónimas).

Shareholders who are natural persons who do not have full civil rights and shareholders who are legal entities may be represented by persons exercising their duly accredited legal proxy. A proxy conferred upon a person who is not able to be a representative pursuant to law will not be valid or effective. A proxy is always revocable. The individual attendance at the General Shareholders’ Meeting of the person being represented shall have the value of revocation of such proxy.

The delegation of proxy must be completed and signed by the shareholder, and must be accepted by the representative of the shareholder. The shareholder to whom the proxy is granted must exercise such representation by attending the Meeting personally, delivering the attendance card and delegating to the shareholder registration desks, at the place and date specified for the holding of the General

Shareholders’ Meeting and within the specified time period prior to the start of the meeting.

In the event that the delegation is given to the Board of Directors, it will be understood that the proxy has been granted indistinctly to the President, Vice President, Managing Director (Consejero Delegado) or Assistant Secretary of the Board of Directors.

The document evidencing the proxy will contain or have attached to it the Agenda, as well as the voting instructions request and an indication of how the representative will vote in case no specific instructions are given. In the event that there is no express indication, it will be understood that the vote is in favor of the proposed resolutions submitted by the Board of Directors.

The validity of the conferred proxy will be subject to the Company’s verification of the represented shareholder’s status as shareholder, and of the status of the representative as a shareholder having the right of attendance. If there is a discrepancy between the number of shares indicated by the represented shareholder and the number shown in the Record Entries notified by IBERCLEAR to the Company, the number of shares delivered by the latter entity shall be considered valid for purposes of quorum and voting.

In case a shareholder makes several delegations, the last delegation that he has made, within the statutory term, shall prevail.

Presence of a Notary

The Board of Directors will require the presence of a Notary to draw up the minutes of the General Shareholders’ Meeting.

Other Information of Interest to Shareholders

On February 27, 2006, the Spanish National Securities Exchange Commission (Comisión Nacional del Mercado de Valores) authorized the Tender Offer (OPA) for the acquisition of Endesa, S.A. by Gas Natural SDG, S.A., referred to in the first item of the agenda of this notice of meeting. The shareholders are notified that the prospectus of the Offer can be viewed on the Company’s website (www.gasnatural.com) .

In addition, the shareholders are informed that, in accordance with the requirement by the Spanish National Securities Exchange Commission to the Company on February 24, 2006, any decision adopted by the competent corporate bodies of the Gas Natural SDG, S.A. on a possible improvement of the Offer shall be communicated by the filing of a relevant fact through the website of the Spanish National Securities Exchange Commission (www.cnmv.es).

Finally, the shareholders are reminded that they can consult the Company’s website (www.gas.natural.com) for the full text of all relevant facts filed by Gas Natural SDG, S.A.

General Information

The personal data submitted by shareholders for purposes of delegating their attendance right will be treated by the Company solely for such purposes, being able to exercise, when legally appropriate, the rights of access, correction, cancellation and opposition.

Note.- Although a second call is provided for in this announcement because of prior years’ experience, it is expected that the necessary quorum will be reached to hold the Meeting on first call.

Barcelona, March 3, 2006.

Chairman of the Board of Directors, Salvador Gabarró Serra.